Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

December 31, 2013

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(In millions, expect ratio amounts)
Earnings (loss) from continuing operations before income taxes	$149	$(317)	$4,290	$3,568	$(4,527)
Capitalized interest, net of amortization	(4)	(2)	(26)	(20)	(47)

	145	(319)	4,264	3,548	(4,574)
Fixed charges:
Interest expensed and capitalized	493	454	424	439	444
Estimate of interest within rental expense	9	14	14	21	23

Total fixed charges	501	468	438	460	467

Earnings (loss) available for payment of fixed charges	$646	$149	$4,702	$4,008	$(4,107)

Ratio of earnings to fixed charges	$1.29	N/A	$10.74	$8.71	N/A
Insufficient earnings to fixed charges	N/A	$319	N/A	N/A	$4,574

N/A    Not applicable.